Exhibit 99.1

BEST Inc. Announces Management Change

HANGZHOU, China, June 15, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that Ms. Alice Guo, Chief Accounting Officer, Senior Vice President of Finance and General Manager of BEST Capital, has resigned and will leave the Company on June 30, 2019.  Ms. Guo is leaving for personal reasons and her departure is not related to any policy or control issues or any disagreements on the Company’s accounting or financial reporting matters.

Johnny Chou, Chairman and Chief Executive Officer of BEST, said: “We thank Alice for her significant contributions to BEST over the past eight years, particularly for the essential role she played in leading our Finance Department through a successful IPO and for her work building BEST Capital over the years. We wish her the best in her future endeavors.”

Ms. Jenny Pan, currently Financial Controller and Director of Finance, will serve as the Company’s principal accounting officer in the interim following Ms. Guo’s departure. The Company has initiated a search to identify a replacement for Ms. Guo.  Mr. Felix Dong, currently Senior Director of BEST Capital, will take over Ms. Guo’s responsibility at BEST Capital.

“As we conduct a search for Alice’s replacement, we are fortunate to be able to rely on a very strong team of talented individuals, who are more than capable of managing our financial operations,” commented Mr. Chou.  “The continuity will allow us to remain focused on building on the strong business momentum going forward.”

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload capacity brokerage, international logistics and financial services to its ecosystem. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

CONTACT:

For Investors:

Kobe Ge

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com